

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2019

Richard Heddle
Chief Executive Officer
Plastic2Oil, Inc.
20 Iroquois Street
Niagara Falls, NY 14303

Re: Plastic2Oil, Inc.
       Form 10-K for the Year Ended December 31, 2018
       Filed June 3, 2019
       File No. 000-52444

Dear Mr. Heddle:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Electronics and Machinery